EXHIBIT 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in this annual report (Form 10-K) and in registration statement No. 33-67944 on Form S-8, registration statement No. 33-82106 on Form S-8, registration statement No. 33-82048 on Form S-8, registration statement No. 333-11311 on Form S-8, registration statement No. 333-120005 on Form S-8 and registration statement No. 333-138628 on Form S-8, of RehabCare Group, Inc. of our report dated January 30, 2006, except for Note 6 and Note 12, as to which the date is March 3, 2006, with respect to the consolidated statements of operations, stockholders’ equity, and cash flows of InteliStaf Holdings, Inc. and subsidiaries for the year ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 10-K of RehabCare Group, Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Certified Public Accountants
Fort Lauderdale, Florida
March 5, 2008